Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Six Months Ended June 30,
amounts in thousands, except share and per share amounts	2016	2015	2016	2015
Net income	$16,190	$19,184	$39,122	45,113

Basic weighted average shares	14,536,849	14,396,048	14,514,532	14,370,123
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	439,744	366,954	427,661	356,159
Diluted weighted average shares	14,976,593	14,763,002	14,942,193	14,726,282

Net income per common share:
Basic	$1.11	$1.33	$2.70	$3.14
Diluted	$1.08	$1.30	$2.62	$3.06